

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 12, 2009

John P. Mitola
President
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

> **Re: Juhl Wind, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed January 21, 2008**
> **File No. 333-154617**

Dear Mr. Mitola:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers that we cite in our comments correlate to the page numbers found in the courtesy copies of the filing that you provided us.

General

1. We note that you are registering the sale of 15,521,893 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C.

    If you disagree with our analysis, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of Regulation C. In your analysis, please address the following among any other relevant factors:

    - The number of selling shareholders and the percentage of the overall offering made by each shareholder;

    - The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

    - The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

    - Any relationships among the selling shareholders;

    - The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

    - The discount at which the shareholders will purchase the common stock underlying the warrants and preferred stock upon exercise or conversion; and

    - Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. We note your response to comment 2 in our letter dated November 28, 2008. Please include this table and the accompanying disclosure in your prospectus. This information will provide your potential investors with better clarity about possible payments to the selling shareholders. Please also explain why you agreed to reimburse Vision Opportunity Master Fund's closing costs.

3. We note your response to comment 3 in our letter dated November 28, 2008. Please include this table and the accompanying disclosure in your prospectus. This information will be helpful to your potential investors.

4. We note your response to comment 4 in our letter dated November 28, 2008. The amounts listed in column E do not appear to be accurate. Please clarify how you calculated these amounts. Furthermore, as requested in our comment, please tell us—as a percentage—the total amount of all possible payments as provided in response to comment 2 in our letter dated November 28, 2008 and the total possible discount to the purchase price of the preferred stock and the exercise price of the warrants as provided in response to comment 3 in our letter dated November 28, 2008, divided by the net proceeds to the issuer from the sale of the warrants and convertible preferred stock. Also, please include this information in the prospectus.

Summary, page 1

Our Community Wind Farm Portfolio, page 3

5. Please refer to the third paragraph of this section.   You state that you have 16 community wind projects in development. Elsewhere in the prospectus, however, you state that you have 21 community wind projects in development. Please revise or advise.

About this Offering, page 4

6. We note your disclosure that the number of shares being registered under this registration statement constitutes 47.1% of the total amount of common stock outstanding. We also note your disclosure on page 6 that the total amount of common stock outstanding is 20,050,000. Please recalculate this percentage without including the shares of common stock issuable upon the conversion of the series A preferred stock and the exercise of the warrants.

Risk Factors, page 7

Risks Related to Our Business and Industry, page 7

"The federal government may not extend or may decrease tax incentives …," page 8

7. In this risk factor, you discuss the potential risk to you if the federal PTC is not extended or renewed when it expires on December 31, 2008. Please update this risk factor to indicate whether the PTC was extended or renewed and whether any changes were made to it that would affect your business.

Risks Related to Our Common Stock, page 16

"If we do not timely file and have declared effective …," page 16

8. We note that by the terms of your registration rights agreement, in the event that we performed a full review, you are required to file and have declared effective the registration statement by January 20, 2009. However, in Exhibit 10.2, the amendment to your registration rights agreement appears to state that you have until February 19, 2009 to have this registration statement declared effective. Please revise or advise.

Equity Compensation Plan Information, page 20

9. Please update this table to reflect equity compensation plan information for 2008.

Management's Discussion and Analysis of Financial Condition … , page 21

Results of Operations – Nine Months ended September 30, 2008 Compared to Nine Months ended September 30, 2007, page 22

Revenue, page 23

10. We note your response to comment 20 in our letter dated November 28, 2008. While you provided examples of the types of services provided, you did not discuss how the timing of services changed. Please revise.

Business, page 28

Industry and Market Review, page 29

11. On page 30, you state "[t]hat new capacity will generate 16 billion kilowatt hours of clean, cost-effective electricity in 2008 …." Please provide the basis for this statement.

Our Community Wind Farm Portfolio, page 33

12. We note that you have developed 11 wind farms in the Buffalo Ridge area, which total 117 megawatts. In the table presented, you indicate that 84 megawatts is produced by "Existing Wind Farms." Please clarify what you mean by "Existing Wind Farms" and revise any inconsistent disclosure about such farms' megawatts capacities.

Sales and Marketing, page 34

13. We note your response to comment 26 in our letter dated November 28, 2008. Please explain why you filed a form of administrative services agreement instead of the actual agreements as exhibits to your registration statement.

Executive Compensation, page 46

14. Please update this disclosure with your 2008 compensation arrangements.

Compensation of Directors, page 47

15. Please update this disclosure with your 2008 compensation arrangements.

Financial Statements and Notes

Years Ended December 31, 2007 and 2006 for DanMar & Associates, Inc. and Juhl Energy Development, Inc.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

16. We have read your response to comment 43 in our letter dated November 28, 2008. Consistent with paragraph 18 of EITF 00-21, please expand your disclosures to include the information noted in your response.

Note 9 – Subsequent Events, pages F-11 – F-12

17. We have considered your response to comment 45 in our letter dated November 28, 2008 and reviewed your revised disclosures. We note that you paid $16,313 to acquire 75% of Community Wind Development Group, LLC (Community). Your consolidated statement of cash flows on page F-16 only reflects the $13,108 cash received in the acquisition. Note that cash expenditures for acquisitions should be reported net of any cash acquired. Please clarify how the $16,313 payment is reflected on your statement of cash flows or revise accordingly.

18. We have considered your response to comment 46 in our letter dated November 28, 2008. Based on the information provided in the 8-K dated on June 24, 2008, it appears My Health is an operating company that meets the definition of a business outlined in EITF 98-3. As such, it is unclear how you determined My Health was a shell company at the time of acquisition given your description that the disposition took place a nano-second *after* the merger. Given that My Health is an operating company, it appears more appropriate to account for the transaction as a reverse merger rather than as a recapitalization. In this regard the net assets acquired should be recorded at fair value. Upon disposition, the difference between the fair value received for the assets and the recorded values would be accounted for as a gain / loss on disposal in accordance with SFAS 144. Please advise.

19. We have considered your response to comment 47 in our letter dated November 28, 2008. We note you have identified Juhl Energy Development, Inc. (Juhl) as the accounting acquirer. However, we also note you continue to present historical financial statements for Juhl and DanMar and Associates, Inc. (DanMar) (collectively known as the Companies) on a combined basis. Please expand Note 1 to your annual audited financial statements to clearly describe your basis under ARB 51 for presenting the predecessor financial statements on a combined basis. In this regard you should explain the management / ownership structure of both entities and how they meet the definition of common control or management put forth in paragraphs 22–23 of ARB 51. In addition, expand your disclosures in paragraph 3 to Note 1 of your interim financial statements to clarify the historical information is based on predecessor financial statements of Juhl and DanMar on a combined basis. Lastly, tell us the ownership structure of Juhl Wind, Inc. prior to the transaction.

20. Further to our above comment, we note from your disclosure in paragraph 3 of Note 1 to your interim financial statements that the financials have been prepared as if DanMar and Juhl Energy had always been the reporting company. Expand your disclosures to clearly state the basis for this presentation. It appears the transfer of shares among Juhl and DanMar were treated as a transfer between entities under common control and accounted for at book value using the guidance in paragraphs D11–D18 of SFAS 141. Please advise.

Nine-Months Ended September 30, 2008 and 2007 for Juhl Wind, Inc.

Consolidated Statement of Changes In Stockholders' Equity, page F-15

21. We have read your response to comment 48 in our letter dated November 28, 2008
    and reviewed the corresponding revisions to your statement of stockholders' equity.
    If Juhl (private operating company) is the accounting acquirer and the surviving
    entity after the reverse merger with My Health (public operating company) and
    common control merger of DanMar (private operating company), the statement of
    stockholders' equity of Juhl should be retroactively restated to reflect the exchange
    ratio established in the merger agreement (i.e. the ratio of the number of shares
    issued by MyHealth in exchange for the number of shares of Juhl), with differences
    in par value adjusted to additional paid-in capital. It is unclear why shares of
    MH&SC not acquired in the exchange are included in the consolidated statement of
    changes in stockholders' equity.

Note 7 – Subsequent Event, page F-23

22. We note that on October 31, 2008, you acquired Next Generation Power Systems,
    Inc. (Next Generation) for an aggregate purchase price of $322,500.   Please tell us
    how you considered the guidance in Rule 8-04 of Regulation S-X in determining
    whether you need to provide any financial statements for Next Generation.

23. Further to our above comment related to your acquisition of Next Generation and the
    commercial building, please clarify how you determined the fair value of the
    unregistered shares of common stock issued.   Reference is made to paragraphs 22
    and 23 of SFAS 141 and EITF 99-12.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

24. We note from your MD&A section that you issued shares for services in the amount
    of $62,500 and warrants for services in the amount of $63,400. Please include these
    transactions in this section. Please refer to Item 701 of Regulation S-K for guidance.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely Lamothe at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Spencer G. Feldman (*via facsimile*)